Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation

Northern Construction Holdings, Ltd.	Hong Kong

Indirect Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation

Beijing Fortune Capital Management Co., Ltd.	People’s Republic of China

Beijing Chengzhi Qianmao Concrete Co., Ltd.	People’s Republic of China

Shaanxi Hongruida Concrete Ltd.	People’s Republic of China